07007170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34954

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 01 2007
WASH, D.C.
185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2006 AND ENDING 07/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas M. Nixon + Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 WALLINGFORD STREET
(No. and Street)

PITTSBURGH	PA	15213-1711
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS M NIXON 412-621-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARDS SAUER & OWENS, P.C.
(Name – *if individual, state last, first, middle name*)

500 WARNER CENTRE	332 FIFTH AVENUE	PITTSBURGH	PA	15222
(Address)	(City)		(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS M NIXON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THOMAS M NIXON & ASSOCIATES INC, as of JULY 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Paula A. Pietrzak, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Aug. 3, 2010

Member, Pennsylvania Association of Notaries

Thomas M. Nixon
Signature

President
Title

Paula A. Pietzak
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS M. NIXON & ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2007

FINANCIAL STATEMENTS

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2007

CONTENTS **PAGE**

EDWARDS SAUER & OWENS, P.C.

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

A Professional Corporation
Direct Dial:

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Thomas M. Nixon & Associates, Inc. as of July 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas M. Nixon & Associates, Inc. as of July 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards Sauer & Owens, P.C.

Pittsburgh, Pennsylvania
September 4, 2007

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2007

ASSETS

Current Assets	
Cash – checking	$ 81,177
Cash – money market	242
Commissions receivable	150,007
Prepaid expenses	821
Note receivable	19,500
Total current assets	251,747
Property and Equipment	
Equipment	33,061
Furniture and fixtures	16,145
Automobile	14,742
	63,948
Less: Accumulated depreciation	59,195
	4,753
Other Assets	
Membership deposit	1,800
Total Assets	$ 258,300

The accompanying notes are an integral part of these financial statements.

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2007

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 4,701
Accrued commissions	19,341
Deferred income taxes	32,337
Accrued payroll taxes and other liabilities	66,941
Total current liabilities	123,320
Stockholder's Equity	
Common stock – par value $1 per share, 1,000 shares authorized, 601 shares issued of which 1 is held in treasury	601
Additional paid-in capital	68,366
Retained earnings	67,625
Less: Treasury stock, at cost	1,612
Total stockholder's equity	134,980
Total Liabilities and Stockholder's Equity	$ 258,300

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2007

REVENUES	
Commission Income	$ 878,395
Interest Income	2,801
Other Income	66
	881,262
OPERATING EXPENSES	
Selling	581,733
General and Administrative	259,435
	(841,168)
Net income before taxes	40,094
PROVISION FOR INCOME TAXES	
Current	(6,320)
Deferred tax expense	28,116
	21,796
Net Income	$ 18,298

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2007

COMMON STOCK	
Balance at August 1, 2006 and July 31, 2007	$ 601
ADDITIONAL PAID-IN CAPITAL	
Balance at August 1, 2006 and July 31, 2007	$ 68,366
RETAINED EARNINGS	
Balance at beginning of year	$ 49,327
Net income for the year ended July 31, 2007	18,298
Balance at end of year	$ 67,625
TREASURY STOCK	
Balance at August 1, 2006 and July 31, 2007	$ 1,612

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 18,298
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,879
Deferred income taxes	28,116
Increase (decrease) in cash due to changes in assets and liabilities:	
Commissions receivable	39,402
Prepaid expenses	(384)
Accounts payable	4,624
Accrued commissions	(129,771)
Accrued payroll taxes and other liabilities	43,427
Net Cash From Operating Activities	6,591
CASH FLOWS FROM FINANCING ACTIVITIES	
Net decrease in note receivable	11,500
Net Cash From Financing Activities	11,500
Net Change in Cash and Cash Equivalents	18,091
Cash and cash equivalents at beginning of year	63,328
Cash and Cash Equivalents at End of Year	$ 81,419

SUPPLEMENTAL DISCLOSURES	
Cash payments for:	
Income taxes	$ —

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2007

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Thomas M. Nixon & Associates, Inc. (The Company) is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company primarily services customers located in Western Pennsylvania.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and Cost Recognition: The Company uses the accrual method of accounting. Revenue is primarily from commissions from the sale of securities and is recognized as earned. Selling, and general and administrative costs are charged to expense as incurred.

Property and Equipment: Equipment, furniture & fixtures and automobile are carried at cost. Depreciation is principally calculated by the straight-line method for financial reporting purposes based on the estimated useful lives of the assets. For income tax purposes, depreciation is computed using accelerated methods. Depreciation expense for the year ended July 31, 2007 was $2,879.

Cash Equivalents: For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at July 31, 2007.

Income Taxes: For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 – INCOME TAXES

The deferred tax liability of $32,337 at July 31, 2007 was primarily due to the use of the accrual basis for financial statement presentation and the cash basis for tax purposes.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of July 31, 2007, the Company had net capital deficiency of -$13,785, which was $19,850 less than the required minimum net capital of $6,065. The ratio of aggregate indebtedness to net capital was -6.60 to 1. The net capital deficiency was the result of commissions receivable for business concluded on July 31, 2007 being classified as an unallowable asset. Adequate capital was restored on August 6, 2007, the date total commissions receivable was received and deposited by the Company.

NOTE 4 – SEC RULE 15c3-3 CUSTOMER PROTECTION – RESERVES AND CUSTODY OF SECURITIES

Thomas M. Nixon & Associates, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is claiming an exemption to SEC Rule 15c3-3 under exemption (k)(2)(i).

NOTE 5 – CONCENTRATIONS

Approximately 98% of revenue was generated by selling investments in natural gas limited partnerships. Cash deposits at banks did not exceed federally insured limits at July 31, 2007.

NOTE 6 – TRANSACTIONS WITH RELATED PARTIES

The Company rents office space located at 4775 Wallingford Street, Pittsburgh, Pennsylvania from the stockholder under a 5-year operating lease commencing December 1, 2004. The rent for the five-year term, is $3,110 per month. Office rent expense for the year ended July 31, 2007 was $37,320. Future minimum lease payments for the next three years and in the aggregate are:

2008	$ 37,320
2009	12,440
2010	—
	$ 49,760

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a retirement plan under Internal Revenue Code Section 401(k). The plan accepts employee and employer contributions. Employer contributions can not exceed 25% of eligible gross salaries. There were no employer contributions to the 401(k) plan for the year ended July 31, 2007.

SUPPLEMENTARY SCHEDULES

SCHEDULE I- COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

THOMAS M. NIXON & ASSOCIATES, INC.

Year ended July 31, 2007

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 4,701
Accrued commissions	19,341
Accrued payroll taxes and other liabilities	66,941
	$ 90,983
NET CAPITAL	
Stockholder's equity	$ 134,980
Additions:	
Deferred income tax	28,116
Deductions:	
Commissions receivable (non-allowable portion)	150,007
Prepaid expenses	821
Note receivable	19,500
Property and equipment, net of accumulated depreciation	4,753
Membership deposit	1,800
	$ (13,785)
CAPITAL REQUIREMENT	
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 6,065
Net capital in deficiency of requirement	(19,850)
NET CAPITAL AS ABOVE	$ (13,785)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	-6.60 to 1

There is approximately $(19,850) difference between this computation of net capital and the corresponding computation prepared by Thomas M. Nixon & Associates, Inc. and included in the unaudited Part II Focus Report filing as of the same date. The difference is primarily due to audit adjustments as follows:

Net capital per unaudited Part II Focus Report filed as of July 31, 2007	$ (1,770)
Haircut on money market	5
Accrued federal tax	(2,645)
Commissions receivable – portion re-classed as non-allowable	(9,375)
Audited net capital	$ (13,785)

SCHEDULE II--SELLING, AND GENERAL AND ADMINISTRATIVE EXPENSES

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2007

SELLING EXPENSES	
Commissions	$ 547,118
Selling	3,858
Auto	3,315
Licenses, permits and fees	498
Postage and delivery	471
Quote service	999
Telephone	6,333
Travel and entertainment	19,141
	$ 581,733

GENERAL AND ADMINISTRATIVE EXPENSES	
Officers salaries	$ 123,000
Depreciation	2,879
Dues and subscriptions	3,861
Equipment rental	956
Professional fees	51,454
Other fees	10,248
Miscellaneous	1,794
Office	13,746
Rent	37,320
Supplies	1,863
Business Privilege Taxes	1,249
Payroll taxes	11,065
	$ 259,435

EDWARDS
SAUER &
OWENS, P.C.

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

A Professional Corporation
Direct Dial:

REPORT ON INTERNAL CONTROL STRUCTURE

To The Stockholder
Thomas M. Nixon and Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thomas M. Nixon and Associates, Inc. (the Company), for the year ended July 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards Sauer & Owens, P.C.

Pittsburgh, Pennsylvania
September 4, 2007

END